SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 June 2013

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding
Enclosure 2	Total Voting Rights
Enclosure 3	Total Voting Rights
Enclosure 4	Director/PDMR Shareholding
Enclosure 5	Director/PDMR Shareholding
Enclosure 6	Director/PDMR Shareholding
Enclosure 7	Director/PDMR Shareholding
Enclosure 8	Transaction in Own Shares
Enclosure 9	Transaction in Own Shares
Enclosure 10	Director/PDMR Shareholding
Enclosure 11	Transaction in Own Shares
Enclosure 12	Transaction in Own Shares

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

 N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IAN LIVINGSTON

8 State the nature of the transaction

TRANSFER OF SHARES FOR NIL CONSIDERATION TO A CHARITABLE TRUST - THE DEBBIE AND IAN LIVINGSTON CHARITABLE TRUST.

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000 SHARES

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

27 MARCH 2013, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: 2,391,549 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      2,476,117 SHARES
BT GROUP INCENTIVE SHARE PLAN:      4,340,931 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,081 SHARES

16. Date issuer informed of transaction

27 MARCH 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

28 MARCH 2013

END

Enclosure 2

Thursday 28 March 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 March 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 270,780,954 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,880,446,075.

The above figure (7,880,446,075) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 3

Tuesday 30 April 2013

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2013 its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 268,589,859 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,882,637,170.

The above figure (7,882,637,170) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

LUIS ALVAREZ

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8. State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN AND SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

LUIS ALVAREZ

OPTIONS EXERCISED UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN.  112,250 AT AN OPTION PRICE OF £1.995 AND 36,540 AT AN OPTION PRICE OF £1.92.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

52,437

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.052

14. Date and place of transaction

13 MAY 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LUIS ALVAREZ

PERSONAL HOLDING: 10,380 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      302,148 SHARES
BT GROUP INCENTIVE SHARE PLAN:      706,519 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,783 SHARES.

16. Date issuer informed of transactions

14 MAY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

14 MAY 2013

END

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

KAREN RICHARDSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

KAREN RICHARDSON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF AMERICAN DEPOSITARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH - HELD AS AMERICAN DEPOSITARY SHARES (ADS) WHERE 1 ADS REPRESENTS 10 ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KAREN RICHARDSON

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

175 AMERICAN DEPOSITARY SHARES (BEING 1,750 ORDINARY SHARES)

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

US$47.2566 PER SHARE

14. Date and place of transaction

14 MAY 2013, BOSTON MA

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

475 AMERICAN DEPOSITARY SHARES (4,750 ORDINARY SHARES)

16. Date issuer informed of transaction

14 MAY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

15 MAY 2013

END

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

LUIS ALVAREZ

GAVIN PATTERSON

CLIVE SELLEY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND SALES OF SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 1,896,661

TONY CHANMUGAM

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 800,811

LUIS ALVAREZ

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 318,956

GAVIN PATTERSON

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 842,960

CLIVE SELLEY

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 252,885

NIGEL STAGG

SHARES VESTED UNDER THE INCENTIVE SHARE PLAN - 227,596

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

IAN LIVINGSTON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 893,214

TONY CHANMUGAM

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 377,134

ADDITIONAL SHARES SOLD - 211,839

LUIS ALVAREZ

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 30,702

ADDITIONAL SHARES SOLD - 157,169

GAVIN PATTERSON

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 396,984

CLIVE SELLEY

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 119,094

NIGEL STAGG

SHARES SOLD TO COVER TAX DUE ON ISP VESTING - 107,185

ADDITIONAL SHARES SOLD - 120,411

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.055

14. Date and place of transaction

14 MAY 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 3,394,996
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,476,117
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 2,444,270
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,081 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING: SHARES - 755,156
BT GROUP DEFERRED BONUS PLAN: SHARES - 771,761
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,130,968
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 141,465 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN:      302,148 SHARES
BT GROUP INCENTIVE SHARE PLAN:      387,563 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 5,783 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,506,533
BT GROUP DEFERRED BONUS PLAN: SHARES - 807,212
BT GROUP INCENTIVE SHARE PLAN: SHARES -1,204,958
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING: SHARES - 257,048
BT GROUP DEFERRED BONUS PLAN: SHARES - 210,642
BT GROUP INCENTIVE SHARE PLAN: SHARES - 348,800
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 20,769 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 24,575 SHARES.

NIGEL STAGG
PERSONAL HOLDING: SHARES - 332,333
BT GROUP DEFERRED BONUS PLAN: SHARES - 237,431
BT GROUP INCENTIVE SHARE PLAN: SHARES - 331,538
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transactions

15 MAY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

16 MAY 2013

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or

(ii) DR3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE

IAN LIVINGSTON

GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED

8 State the nature of the transaction

PURCHASE OF SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

SIR MICHAEL RAKE - 481 SHARES

IAN LIVINGSTON - 480 SHARES

GAVIN PATTERSON - 481 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction 312.17 pence

14. Date and place of transaction

16 MAY 2013 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING:  129,968 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 1,485 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: SHARES - 3,395,476
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,476,117
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 2,444,270
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,081 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 1,507,014
BT GROUP DEFERRED BONUS PLAN: SHARES - 807,212
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,204,958
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

16. Date issuer informed of transaction

16 MAY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

17 MAY 2013

END

Enclosure 8

22 May 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 321.9013 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 266,964,561 ordinary shares as treasury shares. Therefore the total number of voting rights in BT Group plc is 7,884,262,468

The above figure 7,884,262,468 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 9

24 May 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 308.8403 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 267,890,811 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,883,336,218

The above figure 7,883,336,218 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP plc

8. State the nature of the transaction

EXERCISE OF OPTIONS UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN AND SALE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

NIGEL STAGG

OPTIONS EXERCISED UNDER THE BT GROUP GLOBAL SHARE OPTION PLAN.  52,632 AT AN OPTION PRICE OF £1.995 AND 32,852 AT AN OPTION PRICE OF £1.92.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

31,439

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£3.11

14. Date and place of transaction

24 MAY 2013, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

NIGEL STAGG

PERSONAL HOLDING: 332,333 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      237,431 SHARES
BT GROUP INCENTIVE SHARE PLAN:      331,538 SHARES

16. Date issuer informed of transactions

28 MAY 2013

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

29 MAY 2013

END

Enclosure 11

29 May 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 308.4138 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 268,801,129 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,882,425,900

The above figure 7,882,425,900 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Enclosure 12

31 May 2013

BT GROUP PLC - TRANSACTIONS IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has purchased through J.P. Morgan Securities plc 1,000,000 ordinary shares at a price of 303.9538 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights.   Following the above purchase, BT Group plc holds 269,660,938 ordinary shares as treasury shares.  Therefore the total number of voting rights in BT Group plc is 7,881,566,091

The above figure 7,881,566,091 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  03 June 2013